

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re: Target Acquisitions I, Inc.**
> **Form 8-K/A**
> **Filed July 27, 2012**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed August 2, 2012**
> **Form 10-Q for the Fiscal Period Ended June 30, 2012**
> **Filed August 14, 2012**
> **File: 000-53328**

Dear Mr. Zhu:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed July 27, 2012

Description of Business, page 2

1. We partially reissue comment two of our letter dated March 30, 2012. Please provide clear disclosure of the payments to shareholders for their shares. In addition, as previously requested, please clearly disclose the balance of your response to comment four from your letter dated March 13, 2012. Lastly, we are unable to locate disclosure in

the business section that "no shareholder received any payments from the Company for entering into the VIE Agreements" as you state in your response.

2. Your response to comment two of our letter dated March 30, 2012 states that the transfer of shares was in connection with the steps taken to put the current holding company and VIE structure in place. Please provide clear disclosure in this section and provide a more detailed explanation of how this fit with the overall structuring and steps taken.

3. We reissue comment three of our letter dated March 30, 2012. Please clearly and specifically disclose the source(s) of information throughout the Form 8-K. For example, we continue to note the reference to World Steel Association on page seven. Please disclose the website address or citation to publication for all third-party information. Please provide us supplementally with copies of the source materials used as the basis for the industry and other factual information disclosed throughout the Form 8-K.

4. Please add back the disclosure regarding your major competitors and the state owned enterprises and the impact they have on competition.

Risk Factors, page 22

5. We partially reissue comment two of our letter dated May 23, 2012. Please provide a separate risk factor regarding your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1).

6. It is unclear how you determined that you will lose your status as an emerging growth company by the end of 2017. Please advise us how you made this determination. We are unable to locate a registered sale of common equity by the company.

Certain Relationships and Related Transactions, page 53

7. We reissue comment four of our letter dated March 30, 2012. We note your response to comment 43 of our letter dated November 2, 2011 that "none of the shareholders have any interest in the transaction other than that each of them was to be issued shares in Real Fortune BVI, certain of them may be entitled to salary or other compensation for services rendered and certain of them have made loans or advances to China Jinxin as disclosed under this heading." As previously requested, please disclose the response in this section and provide clear disclosure of the specific interests in these transactions, such as shares received, salaries, other compensation, etc.

Recent Sales of Unregistered Securities, page 60

8. It is unclear why the disclosure in this section only reflects the shares held after the shareholders transferred their shares to third parties, rather than the amount from the

company to these individuals in its entirety and then separately, the transfer from these individuals to the third parties.

Zhuolu Jinxin Mining Co., Ltd Financial Statements

General, page F-1

9. We note you have restated your financial statements for the fiscal year ended December 31, 2010. Please amend to clearly indicate such financial statements have been restated and provide disclosures required by FASB ASC 250-10-50-7. In addition, please ensure your independent accountant revises their report to include an explanatory paragraph related to such restatement in accordance with paragraph 9 of PCAOB Auditing Standard No. 6.

Target Acquisitions I Financial Statements

Report of Independent Registered Public Accounting Firm, page F-17

10. Please obtain and file an updated audit report from your independent accountant that provides an explanatory paragraph related to your restatement. Refer to paragraph 9 of PCAOB Auditing Standard No. 6.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

11. We note that you have ceased mining while you upgrade your facilities. Please clearly disclose when you ceased mining and provide a more detailed discussion here and in your Form 10-Q of the upgrades to which you refer, in light of the fact that the facility appears to have been completed in 2010. Clarify the estimated costs associated with such upgrades and the anticipated source(s) of funding. In addition, reconcile this disclosure with disclosure elsewhere which still clearly states that you are currently mining and processing the ore.

12. We note your response to comment five of our letter dated May 23, 2012 that you withheld delivery from HSG at the end of 2011 due to price dissatisfaction. Please clarify whether you eventually delivered such goods or whether they continue to remain as inventory. Also, given your dependence upon this one company for your revenues, discuss in greater detail here and in your Form 10-Q the risks to the company as a result of this price dissatisfaction.

Report of Independent Registered Public Accounting Firm, page F-1

13. Please obtain and file an updated audit report from your independent accountant that provides an explanatory paragraph related to your restatement. Refer to paragraph 9 of PCAOB Auditing Standard No. 6.

Form 10-Q for Fiscal Period Ended June 30, 2012

14. Please amend to (i) appropriately sign and date your periodic report on page 28 and (ii) file signed and dated Section 302 and 906 certifications.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.